Exhibit 99.1


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 ("the Reform Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. The Company is filing this cautionary statement in connection with the Reform Act. When used in this Annual Report on Form 10-K, the Company's Annual Report to Shareholders, in future filings by the Company with the Securities and Exchange Commission ("the Commission"), in the Company's press releases and in oral statements made by the Company's representatives, the words or phrases "should result," "believe", "intend", "plan", "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project" or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act.

     The Company wishes to caution you that any forward-looking statements made by or on its behalf are subject to uncertainties and other factors that could cause such statements to be wrong. Some of these uncertainties and other factors are listed under the caption "Risk Factors" below (many of which have been discussed in prior filings with the Commission). Though the Company has attempted to list comprehensively these important factors, the Company wishes to caution investors that other factors may prove to be important in affecting future operating results. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, nor can the Company assess the impact each factor or combination of factors may have on its business.

     You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of the Company's views as of the date the statements were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                  RISK FACTORS

     THE PAPER CHECK INDUSTRY OVERALL IS A MATURE INDUSTRY AND IF THE INDUSTRY DECLINES FASTER THAN EXPECTED, THE COMPANY'S BUSINESS COULD BE HARMED.

     Check printing is, and is expected to continue to be, an essential part of the Company's business and the principal source of its operating income. The Company primarily sells checks for personal and small business use and believes that there will continue to be a substantial demand for these checks for the foreseeable future. However, according to Company estimates, growth in total checks written by individuals and small businesses was flat in 2000 compared to 1999, and the total number of personal, business and government checks written in the United States has been in decline since 1997. The Company believes that checks written by individuals and small businesses will eventually decline due to the increasing use of alternative payment methods, including credit cards, debit cards, smart cards, automated teller machines, direct deposit, electronic and other bill paying services, home banking applications and Internet-based payment services. However, the rate and the extent to which alternative payment methods will achieve consumer acceptance and replace checks cannot be predicted with certainty. A surge in the popularity of any of these alternative payment methods could have a material, adverse effect on the demand for checks and a material, adverse effect on the Company's business, results of operations and prospects.

     THE COMPANY FACES INTENSE COMPETITION IN ALL AREAS OF ITS BUSINESS.

     Although the Company believes it is the leading check printer in the United States, it faces considerable competition. In addition to competition from alternative payment systems, the Company also faces considerable competition from other check printers in its traditional sales channel through financial institutions, from direct mail sellers of checks and from sellers of business checks and forms. Additionally, the Company faces competition from check printing software vendors, and increasingly, from Internet-based sellers of checks to individuals and small businesses. From time to time, some of the Company's competitors have reduced the prices of their products in an attempt to gain volume. The corresponding pricing pressure placed on the Company has resulted in reduced profit margins for the Company in the past and similar pressures can reasonably be expected in the future. The Company cannot assure you that it will be able to compete effectively against current and future competitors. Continued competition could result in price reductions, reduced margins and loss of customers.

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     CONSOLIDATION AMONG FINANCIAL INSTITUTIONS MAY ADVERSELY AFFECT THE
COMPANY'S ABILITY TO SELL ITS PRODUCTS.

     Financial institutions have been undergoing large-scale consolidation, causing the number of financial institutions to decline. Margin pressures arise from this consolidation when merged entities seek not only the most favorable prices formerly offered to the predecessor institutions, but also additional discounts due to the greater volume represented by the combined entity. This concentration greatly increases the importance to the Company of retaining its major customers and attracting significant additional customers in an increasingly competitive environment. Although the Company devotes considerable efforts towards the development of a competitively priced, high quality suite of products and services for the financial services industry, there can be no assurance that significant customers will not be lost or that any such loss can be counterbalanced through the addition of new customers or by expanded sales to the Company's remaining customers.

     FORECASTS INVOLVING FUTURE RESULTS REFLECT VARIOUS ASSUMPTIONS THAT MAY PROVE TO BE INCORRECT.

     From time to time, representatives of the Company make predictions or forecasts regarding the Company's future results, including but not limited to, forecasts regarding estimated revenues, earnings or earnings per share. Any forecast regarding the Company's future performance reflects various assumptions which are subject to significant uncertainties, and, as a matter of course, may prove to be incorrect. Further, the achievement of any forecast depends on numerous factors which are beyond the Company's control. As a result, the Company cannot assure you that its performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of the Company's business and prospects upon isolated predictions, and are encouraged to use the entire available mix of historical and forward-looking information made available by the Company, and other information affecting the Company and its products and services, including the risk factors discussed in this Exhibit 99.

     In addition, representatives of the Company may occasionally comment publicly on the perceived reasonableness of published reports by independent analysts regarding the Company's projected future performance. Such comments should not be interpreted as an endorsement or adoption of any given estimate or range of estimates or the assumptions and methodologies upon which such estimates are based. The methodologies employed by the Company in arriving at its own internal projections and the approaches taken by independent analysts in making their estimates are likely different in many significant respects. The Company expressly disclaims any responsibility to advise analysts or the public markets of its view regarding the current accuracy of the published estimates of outside analysts. If you are relying on these estimates, you should pursue your own independent investigation and analysis of their accuracy and the reasonableness of the assumptions on which they are based.

     UNCERTAINTIES EXIST REGARDING THE COMPANY'S SHARE REPURCHASE PROGRAM.

     In January 2001, the Company announced that its board of directors had approved the repurchase of up to 14 million shares of its common stock. The Company has also indicated that it expects to complete these purchases over 12 to 18 months. Stock repurchase activities are subject to certain pricing restrictions, stock market forces, management discretion and various regulatory requirements. As a result, there can be no assurance as to the timing and/or amount of shares that the Company may repurchase under this share repurchase program.

     THE COMPANY'S STRATEGIC INITIATIVES MAY COST MORE THAN ANTICIPATED AND MAY NOT BE SUCCESSFUL.

     The Company is developing and evaluating plans and launching initiatives for future growth, including the development of additional products and services and the expansion of Internet commerce capabilities. These plans and initiatives will involve increased levels of investment. There can be no assurance that the amount of this investment will not exceed the Company's expectations and result in materially increased levels of expense.

     The new products and services developed by the Company may not meet acceptance in the marketplace. Also, Internet commerce initiatives involve new technologies and business methods and serve new or developing markets. There is no assurance that these initiatives will achieve targeted revenue, profit or cash flow levels or result in positive returns on the Company's investment. Internet commerce is also a relatively recent phenomenon and may not continue to expand as a medium of commerce.

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     THE SPIN-OFF OF eFUNDS CORPORATION MAY NOT RESULT IN INCREASED SHAREHOLDER
VALUE.

     In December 2000, the Company completed the spin-off of eFunds Corporation (eFunds). On December 29, 2000, the Company distributed its 40 million shares of eFunds stock, representing 87.9% of eFunds' then total outstanding shares, to all Company shareholders of record on December 11, 2000. Each shareholder received .5514 eFunds share for each Deluxe share owned. Cash was issued in lieu of fractional shares. There can be no assurance that the separation of the Company and eFunds will result in increased value to the Company's shareholders in the long-term for many reasons or that the separation will achieve the desired levels of efficiency or cost savings in the Company's operations.

     THE COMPANY MAY EXPERIENCE SOFTWARE DEFECTS THAT COULD HARM ITS BUSINESS AND REPUTATION.

     The Company uses sophisticated software and computing systems. The Company may experience difficulties in installing or integrating its technologies on platforms used by its customers or in new environments, such as the Internet. Errors or delays in the processing of check orders or other difficulties could result in lost customers, delay in market acceptance, additional development costs, diversion of technical and other resources, negative publicity or exposure to liability claims.

     THE COMPANY FACES UNCERTAINTY WITH RESPECT TO FUTURE ACQUISITIONS.

     The Company has acquired complementary businesses in the past as part of its business strategy and may pursue acquisitions of complementary businesses in the future. The Company cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether any acquired products, technologies or businesses will contribute to its revenues or earnings to any material extent. A significant acquisition could result in the potentially dilutive issuance of equity securities, the incurrence of contingent liabilities or debt, or additional amortization expense relating to goodwill and other intangible assets, and thus, could adversely affect the Company's business, results of operations and financial condition. Additionally, the success of any acquisition would depend upon the Company's ability to effectively integrate the acquired businesses into the Company. The process of integrating acquired businesses may involve numerous risks, including among others, difficulties in assimilating operations and products, diversion of management's attention from other business concerns, risks of operating businesses in which the Company has limited or no direct prior experience, potential loss of key employees of acquired businesses or of the Company, potential exposure to unknown liabilities and possible loss of customers of the Company or of the acquired businesses.

     THE COMPANY FACES RESTRICTIONS ON ITS ABILITY TO ACQUIRE OR ISSUE COMPANY SHARES.

     Under Section 355(e) of the Internal Revenue Code, the spin-off of eFunds could be taxable to the Company if 50% or more of the Company's shares are acquired as part of a plan or series of transactions that include the spin-off. For this purpose, any acquisitions of the Company's shares within two years before or after the spin-off are presumed to be part of such a plan, although the Company may be able to rebut that presumption. As a result of such possible adverse U.S. federal income tax consequences, the Company may be restricted in its ability to affect certain acquisitions, issuances of Company shares or other transactions that would result in a change of control of the Company. Section 355(e) of the Internal Revenue Code is not expected to place limitations on the stock repurchase program the Company announced in January 2001.

     INCREASED PRODUCTION AND DELIVERY COSTS COULD ADVERSELY AFFECT THE COMPANY'S OPERATING RESULTS.

     Increases in production costs such as labor and paper could adversely affect the Company's profitability. In addition, events such as the 1997 United Parcel Services strike can also adversely impact the Company's margins by imposing higher delivery costs. Competitive pressures in the check printing industry may have the effect of inhibiting the Company's ability to reflect any of these increased costs in the prices of its products.

     THE COMPANY DEPENDS ON A LIMITED SOURCE OF SUPPLY FOR ITS PRINTING PLATE MATERIAL AND THE UNAVAILABILITY OF THIS MATERIAL COULD HAVE AN ADVERSE EFFECT ON ITS RESULTS OF OPERATIONS.

     The Company's check printing operations utilize a paper printing plate material that is available from only a limited number of sources. The Company believes it has a reliable source of supply for this material and that it maintains an inventory sufficient to avoid any production disruptions in the event of an interruption of its supply. In the event, however, that the Company's current supplier becomes unwilling or unable to supply the required printing plate material at an acceptable price and the Company is unable to locate a suitable alternative source within a reasonable time frame, the Company would be forced to convert its facilities to an alternative

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printing process. Any such conversion would require the unanticipated investment of significant sums and could result in production delays and loss of business.

     THE COMPANY MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY.

     Despite efforts by the Company to protect its intellectual property, third parties may infringe or misappropriate the Company's intellectual property or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm the Company's business and ability to compete. The Company relies on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect its trademarks, software and know-how. The Company may be required to spend significant resources to protect its trade secrets and monitor and police its intellectual property rights.

     Third parties may assert infringement claims against the Company in the future. In particular, there has been a substantial increase in the issuance of patents for Internet-related systems and business methods, which may have broad implications for all participants in Internet commerce. Claims for infringement of these patents are increasingly becoming a subject of litigation. If the Company becomes subject to an infringement claim, it may be required to modify its products, services and technologies or obtain a license to permit its continued use of those rights. The Company may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm the Company's business, operating results and prospects as a result of lost business, increased expense or being barred from offering its products or implementing its systems or other business methods. In addition, future litigation relating to infringement claims could result in substantial costs to the Company and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject the Company to significant liabilities and could prevent the Company from using or offering some of its products, services or technologies.

     THE COMPANY IS DEPENDENT UPON eFUNDS FOR CERTAIN SIGNIFICANT INFORMATION TECHNOLOGY NEEDS.

     The Company has entered into an agreement with eFunds for the provision of software development, maintenance and support services through March 31, 2005. In the event that eFunds is not able to provide adequate information technology services, the Company would be adversely affected. Although the Company believes that information technology services are available from numerous sources, a failure to perform by eFunds could cause a disruption in the Company's business while it obtains an alternative source of supply.

     LEGISLATION RELATING TO CONSUMER PRIVACY PROTECTION COULD HARM THE COMPANY'S BUSINESS.

     In July 2001, the Company will be subject to regulations implementing the privacy requirements of a new federal financial modernization law known as The Gramm-Leach-Bliley Act ("the Act"). The Act requires the Company to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and annually thereafter. These new regulations could have the effect of increasing the Company's expenses and otherwise foreclosing future business initiatives.

     The Act does not prohibit state legislation or regulations that are more restrictive on the collection and use of data. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. The Company is unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on the Company's business, results of operations or prospects.

     Laws and regulations may be adopted in the future with respect to the Internet or e-commerce covering issues such as user privacy. New laws or regulations may impede the growth of the Internet. This could decrease traffic to the Company's websites and decrease the demand for the Company's products or services. Additionally, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

     THE INTERNAL REVENUE SERVICE (IRS) MAY TREAT THE SPIN-OFF OF eFUNDS AS TAXABLE TO THE COMPANY AND TO ITS SHAREHOLDERS IF REPRESENTATIONS MADE TO THE IRS WERE INACCURATE OR IF UNDERTAKINGS MADE TO THE IRS OR THE REQUIREMENTS OF THE INTERNAL REVENUE CODE ARE NOT FULFILLED.

     The Company has received confirmation from the IRS that, for U.S. federal income tax purposes, the spin-off of eFunds is tax-free to the Company and to its shareholders, except to the extent that cash was received in lieu of fractional shares. This confirmation

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is premised on a number of representations and undertakings made by Deluxe and
eFunds to the IRS, including representations with respect to each company's intention not to engage in certain transactions in the future. The spin-off may be held to be taxable to the Company and to its shareholders who receive eFunds shares if the IRS determines that any of the representations made are incorrect or untrue in any respect, or if any undertakings made are not complied with. If the spin-off is held to be taxable, both the Company and its shareholders who receive eFunds shares could be subject to a material amount of taxes. eFunds will be liable to the Company for any such taxes incurred by the Company to the extent such taxes are attributable to specific actions or failures to act by eFunds, or to specific transactions involving eFunds following the spin-off. In addition, eFunds will be liable to the Company for a portion of any taxes incurred by the Company if the spin-off fails to qualify as tax-free as a result of a retroactive change of law or other reason unrelated to the action or inaction of either eFunds or the Company. eFunds may not, however, have adequate funds to perform its indemnification obligations and such indemnification obligations are only for the benefit of the Company and not individual shareholders.

     THE COMPANY MAY BE SUBJECT TO ENVIRONMENTAL RISKS.

     The Company's check printing plants are subject to many existing and proposed federal and state regulations designed to protect the environment. In some instances, the Company has owned and operated its check printing plants before the environmental regulations came into existence. The Company has sold former check printing plants to third parties and in most instances has agreed to indemnify the current owner of the facility for on-site environmental liabilities. Although the Company is not aware of any fact or circumstance which would require the future expenditure of material amounts for environmental compliance, if environmental liabilities are discovered at its check printing plants, it could be required to spend material amounts for environmental compliance in the future.

     THE COMPANY MAY BE SUBJECT TO SALES AND OTHER TAXES WHICH COULD HAVE ADVERSE EFFECTS ON ITS BUSINESS.

     In accordance with current federal, state and local tax laws, and the constitutional limitations thereon, the Company currently collects sales, use or other similar taxes in state and local jurisdictions where the Company's direct-to-consumer businesses have a physical presence. One or more state or local jurisdictions may seek to impose sales tax collection obligations on the Company and other out-of-state companies which engage in remote or online commerce. Further, tax law and the interpretation of constitutional limitations thereon, are subject to change. In addition, any new operations of these businesses in states where they do not presently have a physical presence could subject shipments of goods by these businesses into such states to sales tax under current or future laws. If one or more state or local jurisdictions successfully asserts that the Company must collect sales or other taxes beyond its current practices, it could have a material, adverse affect on the Company's business.